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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934





       (Mark One):

         |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the fiscal year ended December 31, 2000


                                       OR


         |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

         For the transition period from                 to
                                        ---------------    ---------------


         Commission file number:  1-11083


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Boston Scientific Corporation
                               401(k) Savings Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537



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                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE




                          BOSTON SCIENTIFIC CORPORATION
                               401(K) SAVINGS PLAN




                          YEAR ENDED DECEMBER 31, 2000

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN


                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          YEAR ENDED DECEMBER 31, 2000




                                    CONTENTS


Report of Ernst & Young LLP, Independent Auditors................     1



AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits.............     2
Statement of Changes in Net Assets Available for Plan Benefits...     3
Notes to Financial Statements....................................   4-8



SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)...     9

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


401(k) Plan Committee
Boston Scientific Corporation
401(k) Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year), is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                         /s/  Ernst & Young LLP
Boston, Massachusetts
April 27, 2001

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits




                                                      December 31
                                          -----------------------------------
                                               2000                 1999
                                          --------------       --------------
ASSETS
Investments                               $  255,840,616       $  283,817,800

Receivables:
    Participant contributions                    891,223                    -
    Employer contribution                        280,598                    -
                                          --------------       --------------
                                               1,171,821                    -
                                          --------------       --------------

Net assets available for plan benefits    $  257,012,437       $  283,817,800
                                          ==============       ==============



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2000




Additions to net assets attributed to:
        Investment Income:
           Interest                                            $    1,932,318
           Dividends                                               16,609,033
           Net depreciation in fair value of investments          (47,154,898)
                                                               --------------
                                                                  (28,613,547)
        Contributions:
           Participants                                            30,728,000
           Employer                                                 8,882,008
                                                               --------------
                                                                   39,610,008
Total additions                                                    10,996,461

Deductions from net assets attributed to:
        Benefits paid to participants                              37,768,904
        Administrative expenses                                        32,920
                                                               --------------
Total deductions                                                   37,801,824
                                                               --------------
Net decrease                                                      (26,805,363)

Net assets available for plan benefits:
        Beginning of year                                         283,817,800
                                                               --------------
        End of year                                            $  257,012,437
                                                               ==============



               SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS.

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

                          Notes To Financial Statements

                          Year Ended December 31, 2000



1.  DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies are available from the 401(k) Plan Committee.

GENERAL
The Plan is a defined contribution plan covering all eligible employees who have completed thirty days of service and have attained twenty-one years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS
A participant may contribute between 1% and 15% of his or her pretax annual compensation each year, as defined. In addition, a participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year.

The Plan was amended, effective January 1, 2000, to modify the Company matching contribution. The amount of the Company's matching contribution shall be equal to (i) 75% of the elective contributions made on behalf of the participant for the period which do not exceed 1% of the participant's compensation for such period, plus (ii) 50% of the elective contributions made on behalf of the participant for the period which exceed 1% but do not exceed 4% of the participant's compensation. The Plan was amended, effective January 1, 2001, to further modify the Company's matching contribution. The amount of the Company's matching contribution shall be equal to (i) 100% of the elective contributions made on behalf of the participant for the period which do not exceed 2% of the participant's compensation for such period, plus (ii) 50% of the elective contributions made on behalf of the participant for the period which exceed 2% but do not exceed 4% of the participant's compensation.

The Plan was amended effective September 11, 1998, to include a special matching contribution by the Company on behalf of participants who were employed by certain subsidiaries of Pfizer, Inc. which were acquired by the Company on September 10, 1998. For the period beginning September 10, 1998 and ending December 31, 1999, the special matching contribution shall be equal to (i) 50% of the elective contributions made on behalf of such eligible participant which do not exceed 2% of the eligible participant's compensation for such period, plus (ii) 50% of the elective contributions which exceed 4% but do not exceed 6% of such eligible participant's compensation for such period. For the period beginning January 1, 2000 through September 9, 2000, the special matching contribution shall be equal to (i) 25% of the elective contributions made on behalf of such

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

1.  DESCRIPTION OF THE PLAN (CONTINUED)

eligible participant which do not exceed 1% of the eligible participant's compensation for such period, plus (ii) 50% of the elective contributions made on behalf of such eligible participant which exceed 1% but do not exceed 2% of the eligible participant's compensation for such period, plus (iii) 50% of the elective contributions which exceed 4% but do not exceed 6% of such eligible participant's compensation for such period.

The September 11, 1998 amendment also established an investment fund to hold shares of Pfizer Inc. common stock transferred from the Pfizer Savings and Investment Plan for Schneider employees. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant's current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

For the Plan year beginning January 1, 1999 and for the period from January 1, 2000 through September 9, 2000, the Company contributed on behalf of each former Schneider participant, three percent of such eligible participant's compensation paid during that period.

At the discretion of the Board, the Company may make an additional discretionary contribution. Employees with three of more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made in 2000.

PARTICIPANT ACCOUNTS AND VESTING
A participant can allocate his or her account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. The allocations of earnings are based upon each participant's account balance by fund in relation to all participants' account balances by fund. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

PARTICIPANT LOANS
A participant may borrow from his or her fund account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Company's 401(k) Plan Committee. Interest rates on loans outstanding at December 31, 2000 ranged from 7.25% to 11.42%. Principal and interest are paid ratably through payroll deductions.

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

1.  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS
Upon retirement or termination of service, a participant either receives a lump-sum amount equal to the value of his or her account, a variable or a fixed installment option. If a participant's balance is greater than a preset amount, he or she has the option of leaving the funds invested in the Plan. While employed at the Company, a participant may withdraw all or a portion of his or her 401(k) contributions and employee contributions to the extent necessary to meet a financial hardship.

The Plan also allows withdrawals from a rollover account for any reason and allowing totally disabled participants, as defined in the long-term disability contract, to take withdrawals at any time regardless of age. Participants may also make withdrawals for any reason after attaining age 59 1/2.

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend rate. Capital gain distributions are included in dividend income.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates.

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

3.  INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                      December 31,
                                          -----------------------------------
                                               2000                 1999
                                          --------------       --------------
      Vanguard 500 Index Fund             $   54,289,743       $   61,683,418
      Vanguard US Growth Fund                 50,389,362           61,094,307
      Boston Scientific Common Stock          42,040,677           58,510,327
      Pfizer Common Stock                     29,617,226           28,050,447
      Vanguard Retirement Savings Trust       18,235,862                    -
      Vanguard International Growth Fund      15,784,211           16,021,205
      Vanguard Wellington Fund                15,525,165           14,525,410

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $47,154,898 as follows:

         Mutual funds                     $  (34,853,206)
         Common stock                        (12,301,692)
                                          --------------
                                          $  (47,154,898)


4.  MERGERS AND ACQUISITIONS

During 1998, the Company completed a strategic acquisition. The Company merged the participant's loan fund of the defined contribution plan of the acquired company into the plan in October 1998, the Pfizer stock fund in November 1998 and the remaining funds in January 1999.


5.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

6.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1998, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

                BOSTON SCIENTIFIC CORPORATION 401(K) SAVINGS PLAN

                                 EIN #04-2695240
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                             As of December 31, 2000


                                                                   Current
Identity of Issue                        Shares or Units            Value
-----------------                        ---------------       --------------

   Warburg Pincus:
     Emerging Growth Fund                        267,624       $    9,607,712

*  Vanguard Group:
     500 Index Fund                              445,509           54,289,743
     Total Bond Market Index Fund                447,921            4,461,291
     International Growth Fund                   836,471           15,784,211
     U.S. Growth Fund                          1,822,400           50,389,362
     Wellington Fund                             550,343           15,525,165
     Windsor II Fund                             233,226            6,343,760
     Retirement Savings Trust                 18,235,862           18,235,862

*  Boston Scientific Corporation
     Common Stock                              3,071,465           42,040,677

   Pfizer Common Stock                           643,853           29,617,226

*  Participants' notes receivable         7.25% - 11.42%            9,545,607
                                                               --------------

                                                               $  255,840,616
                                                               ==============
* Indicates party-in-interest to the Plan.

                                   SIGNATURES




         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                Boston Scientific Corporation
                                401(k) Savings Plan


Date: June 28, 2001         By: /s/ Lawrence C. Best
                                -----------------------------------------------
                                Lawrence C. Best
                                Plan Administrator and Senior Vice President - Finance and Administration and Chief Financial Officer of Boston Scientific Corporation